UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MOOG INC.
(Name of Issuer)
CLASS B COMMON STOCK
(Title of Class of Securities)
615394301
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	615394301

1	Names of Reporting Persons
MOOG INC. RETIREMENT SAVINGS PLAN
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
NEW YORK
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power(1)
1,439,683
	6	Shared Voting Power(1)
-0-
	7	Sole Dispositive Power
1,439,683
	8	Shared Dispositive Power
-0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,439,683
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
34.73%
12	Type of Reporting Person (See Instructions)
EP
(1) The shares are allocated to individual participants under the Moog Inc. Retirement Savings Plan and are voted by the Trustee as directed by the participants to whom such shares are allocated. Any unallocated shares are voted on a particular matter by the Trustee in the same proportion as the allocated shares are voted on such matter.

Item 1.
(a)    Name of Issuer:
MOOG INC.
(b)    Address of Issuer’s Principal Executive Offices:
400 JAMISON ROAD
EAST AURORA, NY 14052
Item 2.

(a)	Name of Person Filing:
MOOG INC. RETIREMENT SAVINGS PLAN

(b)	Address of Principal Business Office or, if None, Residence:

MOOG INC. RETIREMENT SAVINGS PLAN
C/O MOOG INC.
400 JAMISON ROAD
EAST AURORA, NY 14052

(c)	Citizenship:
SEE ITEM 4 OF COVER PAGE

(d)	Title and Class of Securities:
CLASS B COMMON STOCK

(e)	CUSIP No.:
SEE COVER PAGE

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under Section 15 of the Act;

(b)	[_] Bank as defined in Section 3(a)(6) of the Act;

(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.    Ownership

(a)	Amount Beneficially Owned: 1,439,683
(b)    Percent of Class: 34.73%
(c)    Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote: 1,439,683 (see footnote (1) on page 2)
(ii)    Shared power to vote or to direct the vote: 0 (see footnote (1) on page 2)

(iii)	Sole power to dispose or to direct the disposition of: 1,439,683

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5.    Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not applicable.

Item 8.	Identification and classification of members of the group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2019

Moog Inc. Retirement Savings Plan Administrative Committee (the “Plan Administrator”)
By:	/s/ Paul Wilkinson
Paul Wilkinson, on behalf of
the Plan Administrator